The Bank of N.T. Butterfield & Son Limited

65 Front Street

Hamilton, HM 12

Bermuda

September 14, 2016

VIA EDGAR

Mr. Christian N. Windsor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.W.
Washington, DC 20549

Re: The Bank of N.T. Butterfield & Son Limited

Registration Statement on Form F-1

File No. 333-212896

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, The Bank of N.T. Butterfield & Son Limited (the “Company”) hereby requests that the effectiveness of the Company’s Registration Statement on Form F-1 (File No. 333-212896) be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 4:00pm, Eastern Daylight Time, on September 15, 2016 or as soon as practicable thereafter. By separate letter, the underwriters of the sale of the securities being registered join in this request for acceleration.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•                  should the Commission or its Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby authorizes Edward J. Lee and Kathryn Gettles-Atwa of Wachtell, Lipton, Rosen & Katz to orally modify or withdraw this request for acceleration.  Please contact Mr. Lee at (212) 403-1155 or Ms. Gettles-Atwa at (212) 403-1142 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

* * *

Sincerely,

THE BANK OF N.T. BUTTERFIELD & SON LIMITED

		By:	/s/ Shaun Morris
		Name:	Shaun Morris
		Title:	General Counsel and Group Chief
Legal Officer

cc:	Wachtell, Lipton, Rosen & Katz
Edward J. Lee
Kathryn Gettles-Atwa